SIMPSON THACHER & BARTLETT LLP

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NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-3125	E-MAIL ADDRESS VPAGANO@STBLAW.COM

March 29, 2012

Re:	Engility Holdings, Inc.
Registration Statement on Form 10

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Engility Holdings, Inc., a Delaware corporation (the “Company”), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T, a Registration Statement on Form 10 relating to the registration of the Company’s common stock in connection with the previously announced plan to spin-off to L-3 Communications Holdings, Inc. shareholders 100% of the common stock of the Company.

Should you have any questions regarding this filing, please do not hesitate to contact me (phone: 212-455-3125; fax: 212-455-2502).

Very truly yours,

/s/ Vincent Pagano, Jr.

Vincent Pagano, Jr.

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